                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        Western Publishing Group, Inc.
                               (Name of Issuer)

                            Common Stock, par value
                        (Title of Class of Securities)

                                   959263104
                                (CUSIP Number)

                              Reuben S. Leibowitz
                        E.M. Warburg Pincus & Co., Inc.
                             466 Lexington Avenue
                           New York, New York 10017
                                (212) 878-0600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              - with a copy to -

                           Laurence D. Weltman, Esq.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                           New York, New York 10022


                               January 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D

--------------------                        ------------------------------------
CUSIP No. 959263104                           Page    2     of    20   Pages
--------------------                        ------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
            [ ]
                                                                       (b)
            [x]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                      [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                     0

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8      SHARED VOTING POWER
                                     3,996,771
                      ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                     0
                      --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 3,996,771
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*
            [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
               RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                   -------------------------------------
CUSIP No 959263104                         Page    3     of    20   Pages
----------------------                   -------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
            [ ]
                                                                            (b)
            [x]

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                     0

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8      SHARED VOTING POWER
                                     3,996,771
                      ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                     0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 3,996,771
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*
            [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 00
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
               RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-------------------                         -----------------------------------
CUSIP No 959263104                            Page    4     of    20   Pages
-------------------                         ------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
            [ ]
                                                                            (b)
            [x]

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                     0

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8      SHARED VOTING POWER
                                     3,996,771
                      ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                     0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 3,996,771
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*
            [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
               RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                      -------------------------------------
CUSIP No. 959263104                         Page    5     of    20    Pages
--------------------                      -------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Company          I.D. # 13-3536050
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
            [ ]
                                                                            (b)
            [x]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                N/A
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                     0
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ---------------------------------------------------------
                         8      SHARED VOTING POWER
                                     3,996,771
                      ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                     0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 3,996,771
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*
            [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
               RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This  Schedule  13D is being filed on behalf of Golden  Press
Holding, L.L.C., a Delaware limited liability company ("GP Holding"), Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Company, a New York general partnership ("E.M. Warburg"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Western Publishing Group, Inc., a Delaware corporation (the "Company"). GP Holding, Ventures, WP and E.M. Warburg are hereinafter collectively referred to as the "Reporting Entities." Of the Reporting Entities, only GP Holding has acquired direct ownership of voting power relating to the Common Stock.

Item 1.  Security and Issuer.

         This statement relates to the Company's Common Stock. The principal executive offices of the Company are located at 444 Madison Avenue, New York, NY 10022.

Item 2.  Identity and Background.

         (a) This statement is filed by GP Holding, Ventures, WP and E.M. Warburg. Ventures owns 93.08% of the membership interests in GP Holding and may be deemed to control it. The sole general partner of Ventures is WP. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, which has the same general partners as WP, manages Ventures. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.24% of the limited partnership interests in Ventures. The general partners of WP and E.M. Warburg are described in Schedule I hereto. Each of the general partners of WP and E.M. Warburg disclaim beneficial ownership (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise) of the securities deemed to be beneficially owned by GP Holding. Richard E. Snyder and Arrow Holdings, LLC, an entity controlled by Barry Diller, own the balance of the membership interests of GP Holding. The Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Shares reported herein as being beneficially owned by the Reporting Entities.

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) GP Holding is a newly formed entity whose principal business is to acquire, hold, sell or otherwise dispose of interests in the Company. The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P., Warburg, Pincus Capital Partners, L.P. and Warburg, Pincus Associates, L.P., and as a holding company for its ownership of securities of E.M. Warburg, Pincus & Co., Inc., the principal business of which is providing specialized financial advisory and investment counseling services. The principal business of E.M. Warburg is acting as manager of Ventures and Warburg, Pincus Investors, L.P.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         GP Holding acquired beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, with respect to 3,996,771 shares of the Common Stock (the "Shares") pursuant to the several Irrevocable Proxies attached hereto as Exhibits 2 through 4, and incorporated herein by reference, between GP Holding and Richard A. Bernstein, Chairman and Chief Executive Officer of the Company, and certain of his affiliates (the "Irrevocable Proxies"). Pursuant to the Irrevocable Proxies, Mr. Bernstein and certain of his affiliates granted the Irrevocable Proxies to GP Holding in consideration of GP Holding's entering into the Securities Purchase Agreement, dated as of January 31, 1996, between GP Holding and the Company (the "Securities Purchase Agreement"). The Irrevocable Proxies grant sole voting power to GP Holding with respect to the Shares in connection with certain matters, as more fully described therein and in Item 4 below. The terms of the Securities Purchase Agreement are further described in Item 4 and Item 6 below.

Item 4.  Purpose of Transaction.

         On January 31, 1996, GP Holding and the Company entered into the Securities Purchase Agreement, pursuant to which, among other things, GP Holding agreed to purchase, for an aggregate purchase price of $65,000,000,
(i) 13,000 shares of the Company's Series B Convertible Preferred Stock, no par value (the "Preferred Shares") and (ii) a warrant (the "Warrant") to purchase 3,250,000 shares of the Common Stock at an exercise price of $10.00 per share. Upon consummation of the transactions contemplated by the Securities Purchase Agreement, GP Holding may be deemed beneficially to own 44.6% of the voting power relating to the Common Stock within the meaning of Rule 13d-3 under the Exchange Act, and may be deemed to control the Company. See Item 6 below.

         As an inducement to enter into the Securities Purchase Agreement, and pursuant to the Irrevocable Proxies, Mr. Bernstein and certain of his affiliates granted GP Holding the right to vote any or all of the shares of Common Stock owned by such persons on any matter presented for the vote or consent of the Company's stockholders, except that, until the consummation of the Securities Purchase, the Irrevocable Proxies do not allow GP Holding to vote against, or for the removal of, existing members of the Company's Board of Directors, except as contemplated by the Securities Purchase Agreement. The Irrevocable Proxies terminate upon the earlier to occur of (i) the termination of the Securities Purchase Agreement in accordance with its terms prior to the (as defined in Rule 13d-3 under the Exchange Act) of GP
 Holding and certain of its affiliates, at any time following the consummation of the Securities Purchase, to constitute 15% or more of the outstanding Common Stock (determined as set forth in the Irrevocable Proxies). Pursuant to the Securities Purchase Agreement, GP Holding has agreed to direct the vote of the Shares in favor of authorizing the Securities Purchase Agreement and the transactions contemplated thereby, as set forth therein. The foregoing summary description of the Securities Purchase Agreement and the Irrevocable Proxies is qualified in its entirety by reference to Exhibits 1 through 4 hereto.

         In  addition  to  the  contemplated   consummation  of  the Securities
Purchase, the Reporting Entities may from time to time acquire additional securities of the Company or dispose of securities of the Company through open
market  or  privately  negotiated  transactions,   tender  offer
or otherwise, depending on existing market conditions and other considerations discussed below. In addition, the Reporting Entities intend to assist the Company in seeking, evaluating and negotiating strategic transactions with other entities. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other relevant factors, may decide at any time to increase or to decrease the size of their investment in the Company.

         In connection with the execution of the Securities Purchase Agreement, Richard E. Snyder was appointed President of the Company. Mr. Snyder also purchased 599,465 shares of Common Stock from the Company. See Item 6 below.

Item 5.  Interest in Securities of the Issuer.

         (a) At  present,  GP  Holding  may be  deemed to own  beneficially the 3,996,771 Shares to which the Irrevocable Proxies relate. This number is expected to be decreased, as such Shares are entitled to be transferred, subject to certain restrictions set forth in the Irrevocable Proxies. Upon the closing of the Securities Purchase Agreement and the transactions contemplated thereby, GP Holding will beneficially own 13,746,771 shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act, consisting of 13,000 Preferred Shares, convertible into an aggregate of 6,500,000 shares of Common Stock, the 3,250,000 shares of Common Stock underlying the Warrant and the 3,996,771 Shares to which the Irrevocable Proxies relate. By reason of their respective relationships with GP Holding, each of the Reporting Entities may be deemed under Rule 13d-3 to own beneficially all of the shares of Common Stock which GP Holding beneficially owns. Based on the 21,076,074 shares of Common Stock outstanding on January 31, 1996 (as represented by the Company in the Securities Purchase Agreement and treating as outstanding the shares of Common Stock into which the Preferred Shares will be convertible and into
which the Warrant will be  exercisable,   if  such  securities  are  issued),
the Reporting Entities immediately after the closing (the "Closing") of the Securities Purchase Agreement will be deemed to own beneficially approximately 44.6% of the voting power relating to the Common Stock. In addition, GP Holding will be entitled to receive 780,000 shares of Common Stock annually as a dividend on the Preferred Shares for each of the four years following the issuance of the Preferred Shares, subject to adjustment, as described in Item 6.

         (b) The Reporting Entities together share the power to vote or to direct the vote of the Shares to which the Irrevocable Proxies relate. To the knowledge of the Reporting Entities, the power to direct the disposition of such Shares is held by Richard Bernstein and certain of his affiliates.

         (c) Except for the execution of the Securities Purchase Agreement and the transactions contemplated thereby, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

         (d) To the knowledge of the Reporting Entities, the right to receive dividends with respect to the Shares to which the Irrevocable Proxies relate and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares is as follows: (i) as to 3,501,000 of such shares, by Richard Bernstein; (ii) as to 400,000 of such shares, by the Trust, for the benefit of Richard A. Bernstein u/a March 16, 1978, Richard A. Bernstein and Stuart Turner, as Trustees; and (iii) as to 95,771 of such shares, by the Trust, for the benefit of Richard A. Bernstein u/a April 5, 1986, Fleet National Bank of Connecticut, as Trustee.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 4 above is incorporated herein by reference. Pursuant to Rule 13d-1(f) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

         Securities to be Issued. Pursuant to the Securities Purchase Agreement and the form of Certificate of Designations relating to the Preferred Shares attached as an exhibit thereto (the "Certificate of Designations"), the Preferred Shares, when issued, will be convertible into Common Stock at $10 per share and will be redeemable at the option of the Company, from the fourth anniversary of issuance thereof. For the first four years from issuance of the Preferred Shares, dividends thereon will be payable, on a quarterly basis, in Common Stock at the rate of 780,000 shares per annum, subject to certain adjustments based on the market price of the Common Stock at the time such dividends are paid. Thereafter, dividends on the Preferred Shares will be payable in cash at the quarterly rate of $150 per share, subject to adjustment as set forth in the Certificate of Designations. The Preferred Shares will vote with the Common Stock based on the number of shares of underlying Common Stock issuable upon conversion.

As described below, so long as GP Holding retains a significant ownership interest of the Preferred Shares, the Preferred Shares will also have separate class voting rights with respect to certain material corporate transactions and the election of up to one-third of the Company's board of directors. The Warrant will be exercisable at $10 per share, will terminate seven years after issuance thereof, and will generally not be exercisable for the first two years after issuance. Consummation of the Securities Purchase is subject to numerous conditions, as set forth in the Securities Purchase Agreement, including approval by the stockholders of the Company.

         Board Representation. Pursuant to the Securities Purchase Agreement and the Certificate of Designations, GP Holding will have certain rights of representation on the Company's Board of Directors as set forth below:

         1. A majority of the Company's Board of Directors, to be elected at a special meeting of the Company's shareholders called to consider the Securities Purchase, will be designated by GP Holding.

         2. For as long as at least (i) 40% of the  initially  issued
Preferred Shares (after taking into account certain adjustments) (the "Initial Preferred Shares") are owned by GP Holding, any of its members, any Affiliates (as defined therein) of such members (other than Ventures) and WP (collectively, the "GP Holding Parties"), the holders of Preferred Shares will have the exclusive right, voting separately as a class, to elect one-third of the members of the Company's Board of Directors (the "Preferred Directors"), (ii) 30% of the Initial Preferred Shares are owned by GP Holding Holding Parties, the holders of Preferred Shares will have the exclusive right, voting separately as a class, to elect two Preferred
Directors and (iii) 20% of the Initial Preferred Shares are owned by GP Holding Parties, the holders of Preferred Shares will have the exclusive right, voting separately as a class, to elect one Preferred Director. Such voting rights will terminate if the Preferred Shares are held by more than ten holders.

         Veto Rights of the Preferred Shares. Pursuant to the Certificate of Designations, as long as at least one-half of the Initial Preferred Shares are owned by GP Holding Parties, the Company (and, in the case of clauses
(ii), (iii), (iv) and (v) below, any of its subsidiaries), without first obtaining the affirmative vote or written consent of the holders of record of a majority of the Preferred Shares, voting as a separate class, will be precluded from:

                  (i) amending or repealing any provision of the Company's Certificate of Incorporation or By-Laws, including without limitation a change in the number of members of the Board of Directors of the Company;

                  (ii) authorizing or effecting the incurrence or issuance of any Indebtedness (as defined therein) or shares of capital stock;

                  (iii) authorizing or effecting (A) in one or in a series of two or more related transactions, any sale, lease, license, transfer or other disposition of assets for consideration in excess of $5,000,000 (other than in the ordinary course of business or among
         the Company and its   subsidiaries),   (B)  any  merger  or
         consolidation   or  other reorganization  involving the Company or any
         of its subsidiaries (other than  with  one   another  or  in   respect
         of  which  the   aggregate consideration paid to or received by the
         Company or its subsidiaries is less than $5,000,000) or (C) a liquidation, winding up, dissolution or adoption of any plan for the same other than the liquidation, winding up, dissolution or adoption of any plan for the same of a subsidiary into the Company or another subsidiary thereof;

                  (iv) authorizing or effecting, in one or in a series of two or more related transactions, (A) any acquisition or lease of assets or (B) any license of patent, trademark or other rights relating to any intellectual property, in each case, that involves by its terms a per annum payment in excess of $5,000,000 as determined in good faith by the Company's Board of Directors, other than among the Company and its subsidiaries or in the ordinary course of business; or

                  (v) terminating the employment of the chief executive officer of the Company.

Such restrictions will terminate if the Preferred Shares are held by more than ten holders.

         Registration Rights. Under the Securities Purchase Agreement and the form of Registration Rights Agreement, between the Company and GP Holding, attached as an Exhibit thereto (the "GP Holding Registration Rights Agreement"), GP Holding will have the right, at any time after the Closing, to require the Company to effect a registration of (i) the Preferred Shares,
(ii) any Common Stock issued as a dividend or upon conversion thereon; (iii) the Warrant (or any portion thereof), (iv) any Common Stock issuable on exercise thereof, and (v) any capital stock of the Company issued with respect to the foregoing securities. GP Holding is entitled to three (3) such registrations. In addition, in the event the Company proposes to register any of its securities for its own account or the account of any of its shareholders, GP Holding will have the right (the "Piggyback Registration Right") to have its shares included in an unlimited number of such registrations. If shares to be registered are to be distributed by means of an underwriting, the number of shares to be registered may be reduced, as set forth in the GP Holding Registration Rights Agreement. In addition to the foregoing registration rights, GP Holding shall have the right to require the Company to effect unlimited registrations on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and to require a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act to be kept effective for a period of 18 months.

         All expenses of registration must be borne by the Company, but all underwriters' fees, discounts or commissions must be borne by the holders participating in the registration. GP Holding's registration rights under the Securities Purchase Agreement may be assigned to a transferee of at least 5% of the then outstanding registrable securities or certain affiliates and associates of the Reporting Entities.

         Shares Purchased by Richard E. Snyder. To the knowledge of the Reporting Entities, on January 31, 1996, Richard E. Snyder purchased 599,465 shares of Common Stock from the Company in connection with his employment with the Company. To the knowledge of such persons, such shares were purchased by means of a nonrecourse promissory note from Mr. Snyder in favor of the Company, secured by such shares. The Reporting Entities do not share in the voting or investment power relating to such shares owned by Mr. Snyder and disclaim beneficial ownership of such shares within the meaning of Rule 13d-3 or otherwise.

         THE FOREGOING  DESCRIPTIONS OF THE SECURITIES PURCHASE  AGREEMENT,
THE CERTIFICATE OF DESIGNATIONS, THE GP HOLDING REGISTRATION RIGHTS AGREEMENT AND THE IRREVOCABLE PROXIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE SECURITIES PURCHASE AGREEMENT, THE EXHIBITS THERETO AND THE IRREVOCABLE PROXIES, WHICH ARE ATTACHED HERETO AS EXHIBITS AND ARE INCORPORATED HEREIN BY REFERENCE.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Securities Purchase Agreement, dated as of January 31, 1996, between Western Publishing Group, Inc. and Golden Press Holding, L.L.C., including the exhibits thereto.

Exhibit 2 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and Richard A. Bernstein.

Exhibit 3 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and the Trust, fbo Richard A. Bernstein u/a March 16, 1978, Richard
                           A. Bernstein and Stuart Turner, as Trustees.

Exhibit 4 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and the Trust, fbo Richard A. Bernstein u/a April 5, 1986, Fleet National Bank of Connecticut, as Trustee.

Exhibit 5 Joint Filing Agreement, dated as of February 9, 1996, between Golden Press Holding, L.L.C., Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co., and E.M. Warburg & Company.

                                                      SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1996


                          GOLDEN PRESS HOLDING, L.L.C.

                          By:      Warburg, Pincus Ventures, L.P.,
                                   Member

                          By:      Warburg, Pincus & Co.,
                                   General Partner


                          By: /s/ Stephen Distler
                                Stephen Distler
                                Partner


                          WARBURG, PINCUS VENTURES, L.P.

                          By:      Warburg, Pincus & Co.,
                                   General Partner


                          By: /s/ Stephen Distler
                              Stephen Distler
                              Partner


                          WARBURG, PINCUS & CO.


                          By: /s/ Stephen Distler
                              Stephen Distler
                              Partner


                          E.M. WARBURG, PINCUS & COMPANY


                          By: /s/ Stephen Distler
                              Stephen Distler
                              Partner

                                  SCHEDULE I


         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and E.M. Warburg, Pincus & Company ("E.M. Warburg"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                               General Partners
                                     of WP

                                             Present Principal Occupation
                                             in Addition to Position with
                                             WP, and Positions with the
                                             Reporting Entities



Name
Susan Black                                  Partner, E.M. Warburg

Christopher W. Brody                         Partner, E.M. Warburg

Harold Brown                                 Partner, E.M. Warburg

Errol M. Cook                                Partner, E.M. Warburg

Elizabeth B. Dater                           Partner, E.M. Warburg

Stephen Distler                              Partner, E.M. Warburg

Louis G. Elson                               Partner, E.M. Warburg

John L. Furth                                Partner, E.M. Warburg

Stuart M. Goode                              Partner, E.M. Warburg

Stewart K.P. Gross                           Partner, E.M. Warburg

Patrick T. Hackett                           Partner, E.M. Warburg

Jeffrey A. Harris                            Partner, E.M. Warburg

Robert S. Hillas                             Partner, E.M. Warburg

A. Michael Hoffman                           Partner, E.M. Warburg

William H. Janeway                           Partner, E.M. Warburg

Douglas M. Karp                              Partner, E.M. Warburg

Charles R. Kaye                              Partner, E.M. Warburg

Henry Kressel                                Partner, E.M. Warburg

Joseph P. Landy                              Partner, E.M. Warburg

Sidney Lapidus                               Partner, E.M. Warburg

Reuben S. Leibowitz                          Partner, E.M. Warburg

Stephen J. Lurito                            Partner, E.M. Warburg

Spencer S. Marsh III                         Partner, E.M. Warburg

Edward J. McKinley                           Partner, E.M. Warburg

Rodman W. Moorhead III                       Partner, E.M. Warburg

Howard H. Newman                             Partner, E.M. Warburg

Anthony G. Orphanos                          Partner, E.M. Warburg

Daphne D. Philipson                          Partner, E.M. Warburg

Lionel I. Pincus                             Managing Partner, E.M.
                                             Warburg; Managing Partner,
                                             Pincus & Co.

Eugene L. Podsiadlo                          Partner, E.M. Warburg

Ernest H. Pomerantz                          Partner, E.M. Warburg

Arnold M. Reichman                           Partner, E.M. Warburg

Roger Reinlieb                               Partner, E.M. Warburg

John D. Santoleri                            Partner, E.M. Warburg

Sheila N. Scott                              Partner, E.M. Warburg

Peter Stalker III                            Partner, E.M. Warburg

David A. Tanner                              Partner, E.M. Warburg

James E. Thomas                              Partner, E.M. Warburg

John L. Vogelstein                           Partner, E.M. Warburg

Elizabeth H. Weatherman                      Partner, E.M. Warburg

Joanne R. Wenig                              Partner, E.M. Warburg

George U. Wyper                              Partner, E.M. Warburg

Pincus & Co.

NL & Co.



                               General Partners
                                of E.M. Warburg



                                             Present Principal Occupation
                                             in Addition to Position
                                             with E.M. Warburg, and Positions
                                             with the Reporting Entities

Name

Susan Black                                  Partner, WP

Christopher W. Brody                         Partner, WP

Harold Brown                                 Partner, WP

Dale C. Christensen1                         Managing Director

Errol M. Cook                                Partner, WP

Elizabeth B. Dater                           Partner, WP

Stephen Distler                              Partner, WP

Louis G. Elson                               Partner, WP
______________________________
1        Citizen of Canada.

John L. Furth                                Partner, WP

Stuart M. Goode                              Partner, WP

Stewart K.P. Gross                           Partner, WP

Patrick T. Hackett                           Partner, WP

Jeffrey A. Harris                            Partner, WP

Robert S. Hillas                             Partner, WP

A. Michael Hoffman                           Partner, WP

William H. Janeway                           Partner, WP

Douglas M. Karp                              Partner, WP

Charles R. Kaye                              Partner, WP

Richard H. King2

Henry Kressel                                Partner, WP

Joseph P. Landy                              Partner, WP

Sidney Lapidus                               Partner, WP

Reuben S. Leibowitz                          Partner, WP

Stephen J. Lurito                            Partner, WP

Spencer S. Marsh III                         Partner, WP

Edward J. McKinley                           Partner, WP

Rodman W. Moorhead III                       Partner, WP

Howard H. Newman                             Partner, WP

Anthony G. Orphanos                          Partner, WP

Daly Pathak3                                 Partner, WP

Daphne D. Philipson                          Partner, WP

____________________________________
2        Citizen of United Kingdom.
3        Citizen of India.

Lionel I. Pincus                             Managing Partner, WP; Managing
                                             Partner, Pincus & Co.

Eugene L. Podsiadlo                          Partner, WP

Ernest H. Pomerantz                          Partner, WP

Arnold M. Reichman                           Partner, WP

Roger Reinlieb                               Partner, WP

John D. Santoleri                            Partner, WP

Sheila N. Scott                              Partner, WP

Dominic H. Shorthouse4

Peter Stalker III                            Partner, WP

David A. Tanner                              Partner, WP

James E. Thomas                              Partner, WP

John L. Vogelstein                           Partner, WP

Elizabeth H. Weatherman                      Partner, WP

Joanne R. Wenig                              Partner, WP

George U. Wyper                              Partner, WP

Pincus & Co.
_______________________________________
4        Citizen of the United Kingdom.

                                  EXHIBIT INDEX





       Exhibit No.                        Description

            1 Securities Purchase Agreement, dated as of January 31, 1996, between Golden Press Holding, L.L.C., and Western Publishing Group, Inc., including the exhibits thereto

            2 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and Richard A. Bernstein.

            3 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and the Trust, fbo Richard A. Bernstein u/a March 16, 1978, Richard
                          A. Bernstein and Stuart Turner, as Trustees.

            4 Irrevocable Proxy, dated as of January 31, 1996, between Golden Press Holding, L.L.C. and the Trust, fbo Richard A. Bernstein u/a April 5, 1986, Fleet National Bank of Connecticut, as Trustee.

            5 Joint Filing Agreement, dated as of February 9, 1996, between Golden Press Holding, L.L.C., Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co., and E.M. Warburg & Company